November 14, 2007
VIA FACSIMILE AND EDGAR TRANSMISSION
John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	CARBO Ceramics Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Schedule 14A Proxy Statement Filed March 9, 2007
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
Form 10-Q for the Fiscal Quarter Ended June 30, 2007
File No. 001-15903
Response to Staff Comment Letter dated October 31, 2007
Dear Mr. Cash:
               By letter dated October 31, 2007, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the above-referenced filings of CARBO Ceramics Inc. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.
Form 10-K for the Fiscal Year Ended December 31, 2006
Business, page 3
1. Tell us supplementally of the basis for your statements that you are the largest producer and supplier of ceramic proppant and the largest provider of fracture and reservoir diagnostic services and fracture simulation software. Similarly, please tell us of the basis for your estimates on page 2 that you supply 36% of the ceramic proppant and 61% of all proppant used worldwide.
The Company’s statement that it is the world’s largest producer and supplier of ceramic proppant is based on a third party survey of the proppant industry conducted by PropTesters, Inc. (a Houston, Texas based company that conducts testing of proppants) and the company’s own survey of its customers. The Company used the same sources to estimate its share of the market for ceramic proppant and all proppant used worldwide.

With respect to the Company’s statement regarding the provision of fracture and reservoir diagnostic services and fracture simulation software, the Company bases its statement that it is the largest provider on its internal data. The Company is confident in the accuracy of its information due to its position as the inventor of fracture diagnostic services and the limited number of providers of these services and products globally.
Raw Materials, page 5
2. In future filings, please identify your suppliers. Please tell us why you have not filed your supply agreements pursuant to Item 601(b)(10) of Regulation S-K.
Identity of suppliers. As described on page 5 of the Company’s 2006 Form 10-K, ceramic proppant is made from alumina-bearing ores that are readily available on the world market. The Company purchases some of its raw materials on a spot basis and others pursuant to supply contracts. To the extent these raw materials are readily available and suppliers can be readily substituted, the Company does not believe that the identity of its suppliers is material to investors. With respect to raw materials acquired under long term contracts that may be material to investors, the Company has filed these agreements under Item 601(b)(10) of Regulation S-K as described below.
Item 601(b)(10) of Regulation S-K. The Company directs the Staff’s attention to the contracts it has filed as Exhibits 10.4, 10.5 and 10.8 to the Form 10-K, each of which relates to the supply of raw materials.
With regard to its other supply agreements, the Company advises the Staff that each of such agreements is of a type that ordinarily accompanies the business the Company conducts. Pursuant to Item 601(b)(10)(ii) of Regulation S-K, the Company is required to file such agreements only if they fall into the categories set forth in Item 601(b)(10)(ii) and are not immaterial in amount or significance. The Company’s other supply agreements do not fall into the categories set forth in Item 601(b)(10)(ii). In particular, because the Company’s raw materials are readily available on the world market and suppliers can be substituted readily, the Company is not substantially dependent on any single supply agreement within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K. None of the Company’s other supply agreements constitutes a contract to purchase the major part of the Company’s total requirements of raw materials.
Item 9A. Controls and Procedures, page 25
3. We note the last sentence of the second paragraph. This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise in future filings to clarify that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
The Company confirms to the Staff that the Company’s officers concluded that its disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.
In future filings, when disclosing the conclusions of the required evaluation of its disclosure controls and procedures, the Company will recite the full definition of disclosure controls and procedures.
Note 5 — Income Taxes, page F-13
4. We note that you have operating entities in foreign jurisdictions, including China, Canada and Russia. However, your footnote does not disclose any information on your tax situation in any foreign jurisdictions. In this regard, please revise future filings to provide information regarding taxes attributable to international locations. To the extent applicable, please also see SAB Topic 11(C) for guidance.
Up to and as of December 31, 2006, foreign income taxes were not material to the consolidated financial statements and therefore were not separately disclosed. Foreign income tax expense in 2006 totaled less than $100,000.
With regard to SAB Topic 11 (C), the Company has not previously disclosed the nature or terms of the tax holiday in China because it does not have a material impact on the Company’s consolidated net income. Although the tax holiday in China reduces income tax liabilities in China, it does not reduce income tax liabilities on a consolidated basis. The Company accrues U.S. income tax on all foreign earnings based on management’s intent to repatriate foreign earnings, and receives U.S. tax credits for foreign taxes paid. As a result, the tax holiday in China has an immaterial impact on the Company’s consolidated net income.
In future filings, we will include information that will more clearly describe our income tax positions.

Note 10 — Segment Information, page F-18
5. In future filings, please reconcile your reportable segment assets to the your consolidated assets as required by paragraph 32(d) of SFAS 131, Disclosures About Segments of an Enterprise and Related Information.
The Company provides within Note 10 the information needed to reconcile segment assets to total assets, but does not provide the information in tabular format. A tabular reconciliation is as follows ($000):

2006 Total Assets (sum of segments)	$400,329
Goodwill not allocated to a segment	21,840
Intercompany note receivable on Proppant	(17,504)

2006 Total Assets (per balance sheet)	$404,665

In future filings, the Company will include a tabular reconciliation.
6. Please supplementally tell us and disclose in future filings what measure your CODM uses to evaluate segment performance. If your measure of segment performance is income before taxes, please also revise your MD&A in future filings to include a discussion of each of the line items that comprise your segment income before income taxes as your current disclosure excludes discussion of the changes in start-up costs and other income or expense.
The Company supplementally advises the Staff that its CODM uses income before income taxes as the measure to evaluate segment performance and to allocate resources. The Company will include a statement to this effect in future filings.
With respect to the discussion of line items comprising segment income before income taxes, the Company directs the Staff’s attention to the section of its MD&A entitled “Selling, General and Administrative (SG&A) and Other Operating Expenses” on page 22 of its Form 10-K, which includes a discussion of changes in start-up costs as well as losses on disposal or impairment of assets. With regard to other line items that comprise its segment income before income taxes, the Company notes the Commission’s guidance in its December 2003 interpretive release on MD&A to the effect that “[d]iscussion of a line item and its changes should be avoided where the information that would be disclosed is not material and would not promote understanding of MD&A” as well as Instruction 4 to Item 303(a) of Regulation S-K, which indicates that a line-by-line analysis of the financial statements is not required or generally appropriate. In light of this guidance, the Company believes it would be inappropriate to undertake to include a discussion of each line item where the information that would be disclosed would not be material or would not be helpful to an investor. Instead, consistent with the Commission’s guidance and the Company’s past practice, in deciding whether to discuss particular line items in future filings, the Company will be guided by its evaluation of whether the information that would be disclosed is material or otherwise helpful to an investor’s understanding.
Exhibits

7. Please tell us why you have not filed any material contracts pursuant to Item 601(b)(10) of Regulation S-K.
The Company directs the Staff’s attention to Exhibits 10.1 through 10.21 to its 2006 Form 10-K, which are filed pursuant to Item 601(b)(10) of Regulation S-K.
Schedule 14A Proxy Statement Filed March 9, 2007
Compensation Discussion and Analysis, page 10
8. In future filings, for each component (salary and bonus), please identify and quantify all individual and group predetermined performance objectives. Include any formulas for these objectives.
In future filings, we will identify and quantify any performance objectives and/or formulas to the extent we believe they are material to a shareholder’s understanding of the salary and bonus paid to our named executive officers for a given fiscal year and they raise no concerns of competitive harm. We note that typically no one individual objective is material to the determination of a named executive officer’s salary or bonus amount under our annual bonus plan. Under our annual bonus plan, typically a range of company performance levels (often, but not always, tied to the company’s budget) is set at which a range of bonus amounts may be paid. In future filings, to the extent material, we will describe this performance range and bonus formula more fully.
9. In future filings, please discuss whether discretion can be or has been exercised by the compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout.
In future filings, we will discuss any discretion available to the compensation committee with respect to awards and payouts under our incentive plans and any discretion exercised by the compensation committee with respect to amounts awarded or paid to our named executive officers with respect to a given fiscal year.

* * *
               The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at (972) 401-0090

Sincerely, /s/ Paul G. Vitek Paul G. Vitek Chief Financial Officer

cc:	Dorine Miller, Staff Attorney
Jennifer Hardy, Legal Branch Chief
Dale Welcome, Staff Accountant
          Securities and Exchange Commission

Christopher Austin
Mary Alcock
Mark Adams
Cleary Gottlieb Steen & Hamilton LLP